June 25, 2025

David J. Sailer
Executive Vice President and Chief Financial Officer
Clear Channel Outdoor Holdings, Inc.
4830 North Loop 1604 West, Suite 111
San Antonio, TX 78249

        Re: Clear Channel Outdoor Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-32663
Dear David J. Sailer:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services